BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: [redacted]beruschi.com

RECEIVED
2006 NOV 13 P 1:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018399

SUPPL

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

November 6, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: MAXIMUM VENTURES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 1, 2006:

A. Copy of Notice of Change of Directors (as to address only) dated September 20, 2006 filed with the Registrar of Companies.

B. Copy of Notices of Articles dated September 20, 2006 issued by the Registrar of Companies.

C. Copy of news release issued during the relevant period.

D. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

dlw 11/14

Enclosures

82-3923

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

RECEIVED
NOV 13 P 1:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **September 20, 2006 02:32 PM Pacific Time**

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

Delivery Address:
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Delivery Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
September 20, 2006

This Notice of Articles was issued by the Registrar on: September 20, 2006 02:32 PM Pacific Time

Incorporation Number: **BC0294425**

Recognition Date: Incorporated on June 24, 1985

NOTICE OF ARTICLES

Name of Company:

MAXIMUM VENTURES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

Delivery Address:
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Delivery Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,892,858	COMMON VOTING Shares	Without Par Value Without Special Rights or Restrictions attached

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

October 25, 2006

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

$500,000 PRIVATE PLACEMENT

Maximum Ventures Inc. **MVI.H – TSX.V** is proceeding with its non-brokered private placement financing which has now been increased to $500,000 comprised of 1,000,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of two years.

Funds from the financing will be used for general working capital and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 25, 2006

Item 3. **News Release**

News Release dated October 25, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it is proceeding with its non-brokered private placement financing which has now been increased to $500,000 comprised of 1,000,000 units at $0.50 per unit.

Item 5. **Full Description of Material Change**

The Issuer announces that it is proceeding with its non-brokered private placement financing which has now been increased to $500,000 comprised of 1,000,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of two years.

Funds from the financing will be used for general working capital and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of October 31, 2006.

"Douglas B. Brooks"
Douglas B. Brooks, President